Exhibit 1.1
For Immediate Release
Liverpool Football Club and China.com Inc. Announce
Exclusive Partnership
Bringing world-class sports online content and wireless offerings to soccer fans in Greater China
HONG KONG, June 23, 2005 — China.com Inc. (“China.com”; Hong Kong Stock Code: 8006), a Mobile Value Added Services (MVAS), Internet portal, and online game provider, and an 81%-owned subsidiary of CDC Corporation (NASDAQ: CHINA), has signed an exclusive partnership with LiverpoolFC.TV, the digital media arm of Liverpool Football Club (“Liverpool”), to launch the official Chinese website and wireless services for the 2005 UEFA champions targeting the Chinese audience.
According to the partnership’s terms, China.com has been appointed as the exclusive partner and provider of Internet and MVAS services for Liverpool in the People’s Republic of China, and the exclusive partner and provider of Internet applications and services for Liverpool in the Hong Kong Special Administrative Region, Macao Special Administrative Region and Taiwan.
The official Chinese website for Liverpool will be operated, hosted and promoted by China.com and be part of Liverpool’s worldwide online network. The website will provide millions of soccer fans across Greater China with the latest team news, match scores, statistics and player profiles, as well as exclusive player interviews and photo galleries. Interactive sections will include chatrooms, a video clip library, online games, downloads, an online forum and an e-shopping platform.
In addition, China.com will also offer the Chinese public access to live scores, event related news, pictures, audio and video content, downloads, ringtones and mobile games via its wireless platform through SMS (short messaging services), WAP (wireless application protocol), MMS (multimedia messaging services) and IVR (interactive voice response).
Stephen Michael, General Manager of LiverpoolFC.TV said, “We are excited to team-up with China.com, one of the top wireless and online services providers in China, to make our official Chinese website and wireless services a reality and provide our fans with an exciting and interactive experience in their native language.”
The Liverpool-China.com partnership adds to China.com’s portfolio of exclusive online content and MVAS services for a variety of sports organizations and events, which include the Shanghai Shenhua football club and The 10th National Games in China.

“This partnership signifies our commitment to providing high quality sports content on our China.com portal and to our mobile users. The partnership advances our mission to become the leading online and wireless sports destination in China,” said Rudy Chan, CEO of China.com Inc. “We are pleased to work with Liverpool as the reigning 2005 UEFA champions to help grow their leading global sports brand in Greater China.”
Tony Lam, Director of Sports Initiatives said, “Soccer is the biggest spectator sport in China, and its fan base continues to grow rapidly. As the exclusive partner of Liverpool, we are proud and delighted to bring ‘Liverpool fever’ to China upon the launch of our services.”
The Liverpool Chinese website and wireless services are targeted to launch in August.
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About Liverpool Football Club
Liverpool Football Club is the most successful club in English footballing history, have won 18 league titles and been crowned champions’ of Europe on 5 occasions, including the dramatic victory of 2005.
The Club has countless fans around the world, including many millions in the Greater China region.
About LiverpoolFC.TV
LiverpoolFC.TV is a joint venture between Liverpool Football Club and ITV plc. As the the digital media arm of the Club, LiverpoolFC.TV operates the official club websites and mobile services, as well as producing television programming and other value-added services.
The official English language website, www.liverpoolfc.tv, is the most visited football club site in the world, recording 2.8M unique users and 48M page views in May 2005 (source: Webtrends).
About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, business services, mobile applications and internet media. The company has approximately 1,800 employees with operations in 14 countries.
For more information about CDC Corporation, please visit the website www.cdccorporation.net.
About China.com Inc
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading Mobile Value Added Services (MVAS), Internet services and online game company operating principally in China, and an 81%-owned subsidiary of CDC Corporation

(former chinadotcom corporation) (NASDAQ: CHINA; website: www.cdccorporation.net), was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.
Safe Harbor Statement
The statements in this news release, other than historical financial information, contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ from anticipated results. These forward looking statements include statements relating to our ability to build, operate, host and promote a website and offer SMS, WAP, MMS and IVRS services with attractive content to consumers, the ability of our partnership to bring distinctive marketing opportunities for our business partners to promote their brands and products, our ability to offer consumers with up to date soccer news and other content, and the ability of the partnership to benefit both our partners’ e-marketing campaigns and our business development.
For further information, please contact:

LiverpoolFC.TV
Jo Crump
Tel: +44 (0) 151 264 2467
e-mail: Jo.crump@liverpoolfc.tv

CDC Corporation
Media Relations	Investor Relations

Anne Yu	Craig Celek
Vice President, Corporate Planning	Vice President, Investor Relations
Tel : (852) 2237 7020	Tel: 1 (212) 661 2160
Fax: (852) 2571 0410	Fax: 1 (646) 827 2421
e-mail: media@cdccorporation.net	e-mail: craig.celek@cdccorporation.net

China.com Inc.
Agnes Li
Corporate Communications Manager
Tel: (852) 2237 7181
Fax: (852) 2571 0410
e-mail: media@hk.china.com